EXHIBIT 20.1

222 Lakeview Avenue, Suite 1500, West Palm Beach, FL 33401

NEWS RELEASE

CRUZAN INTERNATIONAL, INC. ANNOUNCES FINANCIAL RESULTS

FOR FIRST QUARTER ENDED DECEMBER 31, 2005

WEST PALM BEACH, FLORIDA – February 13, 2006 – Cruzan International, Inc. (AMEX: RUM), producer and distributor of the Cruzan line of rums from the Virgin Islands and a leading distiller of rum and brandy, and importer and marketer of premium branded spirits, today reported financial results for its first quarter ended December 31, 2005.

Net sales for fiscal 2006’s first quarter were $28,446,504, compared with $24,192,193 reported for fiscal 2005’s first quarter.  Gross profit was $6,700,306, compared to $8,074,992 in the same period last year, and first quarter net loss was $3,162,442, or $0.47 per diluted share, compared with net income of $149,090 or $0.02 per diluted share, one year ago.

Commenting on the results, Jay S. Maltby, Chief Executive Officer and President said, “In 2005 we had a change in majority ownership and are in the process of a merger transaction with affiliates of V&S Vin & Sprit AB (publ), the owners of Absolut Vodka.”

Mr. Maltby continued, “Sales of Cruzan Rum in our premium branded spirits segment were up only 1.9% due to one competitive supplier’s aggressive wholesaler incentive program during the quarter and a reduction of our inventories at the wholesaler level.  The premium branded spirits segment sustained larger operating losses than last year due to increased marketing spending.  Operating income in our bulk alcohol segment declined approximately $1.8 million due to increased citrus alcohol raw material costs as a result of the effects of hurricanes on the Florida citrus crop in 2004 and 2005.  The performance in our bottling segment improved due to the acquisition of a large new bottling contract and profits in our vinegar and cooking wine segment decreased slightly as a result of decreased sales.”

Cruzan International, Inc. is a major supplier of rum, brandy and wine to the beverage alcohol industry.  The Company also produces ultra-premium single-barrel aged rums and tropical rums, vinegar and other alcohol-related products.

Statements contained in this press release, other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934.  Cruzan intends that such forward-looking statements shall be subject to the safe harbors created thereby.  These statements involve various risks and uncertainties, including without limitation those contained in the section entitled “Risks that May Affect Future Results” in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Cruzan’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005.  As a result, future results may differ materially from the expected results represented by the forward looking-statements contained in this press release.

Contact:       Ezra Shashoua, Executive Vice President & Chief Financial Officer

William Viggiano, Vice President & Controller

561-655-8977

—Financial Results Follow—

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CRUZAN INTERNATIONAL, INC.

Statements of Operations

Periods ended	Three Months		Statement of Operations as a % of Net Sales
December 31,	2005	2004	2005	2004

Net sales	$28,446,504	$24,192,193	100.0%	100.0%
Cost of sales	21,746,198	16,117,201	76.4%	66.6%

Gross profit	6,700,306	8,074,992	23.6%	33.4%

Selling, general and administrative	10,281,002	8,306,010	36.1%	34.3%

Operating loss	(3,580,696)	(231,018)	-12.6%	-1.0%
Interest expense	(853,728)	(592,668)	-3.0%	-2.4%
Other income, net	118,680	209,417	0.4%	0.9%

Loss before income taxes	(4,315,744)	(614,269)	-15.2%	-2.5%
Income tax benefit	1,153,302	763,359	4.1%	3.2%

Net Income (loss)	$(3,162,442)	$149,090	-11.1%	0.6%

Earnings (loss) per common share:
Basic	$(0.47)	$0.02
Diluted	$(0.47)	$0.02

Common shares and equivalents outstanding
Basic	6,748,717	6,338,519
Diluted	6,748,717	6,458,198
Shares outstanding at end of period	6,748,056	6,338,519

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CRUZAN INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

			Balance Sheet as a % of Total Assets
	December 31, 2005	September 30, 2005	December 31, 2005	September 30, 2005
ASSETS
CURRENT ASSETS
Cash and short-term investments	$5,031,175	$3,785,276	3.7%	2.8%
Receivables	23,993,162	25,616,285	17.8%	19.2%
Inventories	32,659,122	31,282,808	24.3%	23.4%
Other current assets	5,149,746	4,885,161	3.8%	3.7%
Total current assets	66,833,205	65,569,530	49.6%	49.0%

PROPERTY AND EQUIPMENT, net	37,054,628	38,283,133	27.5%	28.6%
OTHER ASSETS	30,734,222	29,896,465	22.8%	22.4%
Total assets	$134,622,055	$133,749,128	100.00%	100.0%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current maturities of long-term debt	$38,000,000	—	28.20%	—
Accounts payable	9,081,715	12,946,544	6.7%	9.7%
Other accrued expenses	5,350,847	7,217,927	4.0%	5.4%
Total current liabilities	52,432,562	20,164,471	38.9%	15.1%

LONG-TERM DEBT, less current maturities	—	28,600,000	—	21.4%

DEFERRED INCOME TAXES	—	—	—	—

OTHER LIABILITIES	1,577,026	1,332,379	1.2%	1.0%

STOCKHOLDERS’ EQUITY	80,612,467	83,652,278	59.9%	62.5%
Total liabilities and stockholders’ equity	$134,622,055	$133,749,128	100.0%	100.0%

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